                       SECURITIES AND EXCHANGE COMMISSION
                              450 Fifth Street N.W.
                           Washington, D.C. 20549-1004



                                    FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 30, 2000


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to _____________


Commission file number 1-892
                       -----

         A. Full title and the address of the plan, if different from that of the issuer named below:

        THE PRETAX SAVINGS PLAN FOR THE SALARIED EMPLOYEES OF ROHR, INC.


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                                    Goodrich Corporation
                                                    Four Coliseum Centre
                                                    2730 West Tyvola Road
                                                    Charlotte, NC 28217-4578

                              REQUIRED INFORMATION




1.       Audited Financial Statements for the Plan.


         The Report of Independent Auditors; Statements of Assets Available for Benefits as of December 30, 2000 and 1999; and Statement of Changes in Assets Available for Benefits for the year ended December 30, 2000.


2.       Exhibit 23


         Consent of Independent Auditors - Ernst & Young LLP


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, The B.F.Goodrich Company Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       THE B.F.GOODRICH COMPANY
                                       BENEFIT DESIGN AND
                                       ADMINISTRATION COMMITTEE.



June 27, 2001                          /S/ Kevin P. Heslin
                                       -----------------------------------------

                                       Kevin P. Heslin
                                       Chairman of The B.F.Goodrich Company
                                       Benefit Design and Administration
                                       Committee.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Pretax Savings Plan for the Salaried Employees of Rohr, Inc., December 30, 2000 and 1999 and year ended December 30, 2000 with Report of Independent Auditors

                         The Pretax Savings Plan for the
                        Salaried Employees of Rohr, Inc.

             Audited Financial Statements and Supplemental Schedule

                         December 30, 2000 and 1999 and
                          year ended December 30, 2000

                                    CONTENTS


Report of Independent Auditors..........................................       1

AUDITED FINANCIAL STATEMENTS

Statements of Assets Available for Benefits.............................       2
Statement of Changes in Assets Available for Benefits...................       3
Notes to Financial Statements...........................................       4

SUPPLEMENTAL SCHEDULE

Schedule of Assets (Held at End of Year)................................      10

                         Report of Independent Auditors

The BFGoodrich Company
Benefit Design and Administration
    Committee

We have audited the accompanying statements of assets available for benefits of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. as of December 30, 2000 and 1999, and the related statement of changes in assets available for benefits for the year ended December 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 2000 and 1999, and the changes in its assets available for benefits for the year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 30, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                        /s/ ERNST & YOUNG LLP

June 4, 2001

                         The Pretax Savings Plan for the
                        Salaried Employees of Rohr, Inc.

                   Statements of Assets Available for Benefits



                                                    DECEMBER 30
                                             2000                1999
                                      -----------------------------------------
ASSETS

Investments, at fair value (Note 3)     $    385,784,818   $ 361,383,416
                                      -----------------------------------------

ASSETS AVAILABLE FOR BENEFITS           $    385,784,818   $ 361,383,416
                                      =========================================


See accompanying notes to financial statements.

                         The Pretax Savings Plan for the
                        Salaried Employees of Rohr, Inc.

              Statement of Changes in Assets Available for Benefits



                                                                       YEAR ENDED
                                                                   DECEMBER 30, 2000
                                                                --------------------------

ADDITIONS
Investment income:
   Net depreciation in fair value
     of investments (Note 3)                                       $       (40,866,805)
   Interest payments on loans                                                  633,447
   Dividends and interest                                                   32,633,162
                                                                --------------------------
                                                                            (7,600,196)

Contributions:
   Employees                                                                19,459,363
   Employer                                                                  6,022,780
                                                                --------------------------
                                                                            25,482,143
                                                                --------------------------
Total additions                                                             17,881,947

DEDUCTIONS
Withdrawals and benefit payments                                            32,327,352
Administrative expenses                                                         91,285
                                                                --------------------------
Total deductions                                                            32,418,637
                                                                --------------------------

Trust to trust transfer (Note 1):
   Tolo, Inc. Savings Retirement Plan                                        2,219,068
   Rohr, Inc. Savings Plan for Employees Covered by
     Collective Bargaining Agreements                                       36,719,024
                                                                --------------------------

Net increase                                                                24,401,402

Assets available for benefits at beginning of year                         361,383,416
                                                                --------------------------

ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                       $       385,784,818
                                                                ==========================


       See accompanying notes to financial statements.

               The Pretax Savings Plan for the Salaried Employees
                                  of Rohr, Inc.

                          Notes to Financial Statements

                                December 30, 2000


1.     DESCRIPTION OF THE PLAN

The following description of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution 401(k) plan, first made effective January 1, 1966, and restated, as of December 1, 1994. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The purposes of the Plan are to provide eligible employees with the opportunity to accumulate personal savings on a pretax and post-tax basis with the assistance of B.F.Goodrich Aerospace, Aerostructures and Aviation Group, formerly Rohr, Inc., (the "Company"), which was acquired by The B.F.Goodrich Company ("BFGoodrich") and to permit participants to direct investment of their savings among a broad spectrum of investment funds, including an employer stock fund, which shall be held for their benefit in the Plan.

The plans of certain businesses of the Company were merged into the Plan as follows:

     o Effective May 15, 2000, the Tolo, Inc. Savings Retirement Plan was merged into the Plan, resulting in a transfer of $2,219,068 to the Plan.

     o Effective October 1, 2000, the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements was merged into the Plan, resulting in a transfer of $36,719,024.

PARTICIPATION IN THE PLAN

The Plan generally covers all salaried employees and those employees covered by a collective bargaining agreement expressly providing for their participation. Such employees are eligible to participate as of their date of hire.

               The Pretax Savings Plan for the Salaried Employees
                                  of Rohr, Inc.

                    Notes to Financial Statements--Continued




1.     DESCRIPTION OF THE PLAN--CONTINUED

CONTRIBUTIONS

Participants may make pretax or post-tax contributions up to 17% of their qualified gross pay, as defined in the Plan document. Contributions by highly-compensated employees are limited to 11% of their qualified gross pay, as defined in the Plan document. Maximum employee contributions (which are limited by Internal Revenue Service regulations) were $10,000 for 2000 and 1999, respectively. The Company contributes to each participating employee's account an amount equal to 75% of the first 4% of pretax employee contributions.

VESTING PROVISIONS

Participants vest 20% in the Company's contributions for each year in which they work 1,000 hours.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and the Company's contributions. The accounts are further adjusted for allocations of the Plan's investment income or losses and administrative expenses.

WITHDRAWALS

Under the Plan, a participating employee or his or her legal successors will be entitled to a cash distribution of the vested value of the investments held in his or her account upon retirement, death, entry into the armed forces, permanent and total disability, layoffs or termination for other reasons. Participants separating from service have the option of deferring distribution of the vested value of his or her account until age 70-1/2. Participants may elect to have Employer Stock Fund distributions paid in shares, with residual amounts (fractional shares) paid in cash. Distributions are paid in cash unless stock is requested.

A participant may make an in-service withdrawal, not more than once each Plan year, of an amount equal to all or a portion of the value of the investments held in the participant's account attributable to the participant's post-tax and rollover contributions, and the value of the investments attributable to that portion of the Company's contributions that has become vested.

               The Pretax Savings Plan for the Salaried Employees
                                  of Rohr, Inc.

                    Notes to Financial Statements--Continued

1.       DESCRIPTION OF THE PLAN--CONTINUED

A participant may make an in-service withdrawal of his or her pretax contributions upon incurring a financial hardship, subject to certain conditions as set forth in the Plan.

FORFEITURE OF INTEREST

Upon a participant's separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is 60 consecutive months after separation from service or cash-out. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant's account.

All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

PARTICIPANT LOANS

Participant loans consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 4 1/2 years and provide fixed interest rates based upon federal short-term rates of 6.22% and 5.19% at December 30, 2000 and 1999, respectively. Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon federal long-term rates of 6.40% and 5.94% at December 30, 2000 and 1999, respectively. Under either type of loan, employees may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum an employee may borrow is $500. In general, employee loans are payable in equal bi-weekly installments through payroll deductions and are secured by the participant's interest in the Plan.

PLAN TERMINATION

The Company expects the Plan to be permanent and to continue indefinitely, but since future conditions affecting the Company cannot be anticipated or foreseen, the Company must necessarily and does hereby reserve the right in its sole discretion to amend, modify or terminate the Plan at any time. Upon termination of the Plan, the entire amount of each participant's account (including that portion of the account attributable to the Company's contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

               The Pretax Savings Plan for the Salaried Employees
                                  of Rohr, Inc.

                    Notes to Financial Statements--Continued


2.       SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The Plan's financial statements are prepared on the accrual basis of accounting.

INVESTMENT VALUATION

Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Employer Stock Fund is a unitized fund comprised of common stock of BFGoodrich and short-term cash investments. The unit value of the fund is derived from the market value of the common stock and the short-term cash investments. Participant loans are valued at their outstanding balance which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

               The Pretax Savings Plan for the Salaried Employees
                                  of Rohr, Inc.

                    Notes to Financial Statements--Continued


3.       INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's assets.

                                                                 DECEMBER 30       DECEMBER 30
                                                                    2000              1999
                                                             -------------------------------------

Fidelity Growth and Income Portfolio, 2,245,995 and
  1,920,035 shares, respectively                                 $94,556,372         $90,356,823
Fidelity Magellan Fund, 478,468 and 484,485 shares,
  respectively                                                    57,081,294          65,923,923
Fidelity Asset Manager Fund, 1,514,929 and 1,412,151
  shares, respectively                                            25,481,112          25,898,846
Fidelity Short-Term Bond Portfolio, 2,568,160 and 2,190,877
  shares, respectively                                            22,137,541          18,644,362
Fidelity Disciplined Equity Fund, 776,732 and 808,909
  shares, respectively                                            20,055,219          24,509,956
Fidelity Asset Manager Growth Fund, 989,752 and 960,165
  shares, respectively                                            15,746,948          18,780,822
Fidelity Retirement Money Market Portfolio, 37,219,930 and
  30,065,104 shares, respectively                                 37,219,930          30,065,104
Fidelity Retirement Growth Fund, 896,525 and 184,456
  shares, respectively                                            19,732,527           4,733,150

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $40,866,805 as follows:

     Mutual Funds                                           $     (45,787,174)
     Employer Stock Fund                                            4,920,369
                                                          ----------------------
                                                            $     (40,866,805)
                                                          ======================

               The Pretax Savings Plan for the Salaried Employees
                                  of Rohr, Inc.

                    Notes to Financial Statements--Continued


4.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 8, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company pays certain legal and accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest.

                             Supplemental Schedule

                           Pretax Savings Plan for the
                        Salaried Employees of Rohr, Inc.

                             EIN 95-1607455 Plan-003

                               Schedule H, Line 4i
                    Schedule of Assets (Held at End of Year)

                                December 30, 2000


                Identity of Issue,                    Description of Investment,
                Borrower, Lessor,                   Including Maturity Date, Rate       Current
                 or Similar Party                    of Interest, Par or Maturity        Value
                                                                Value
-----------------------------------------------------------------------------------------------------

Fidelity Growth and Income Portfolio*                       2,245,995 shares          $   94,556,372
Fidelity Magellan Fund*                                       478,468 shares              57,081,294
Fidelity Asset Manager Fund*                                1,514,929 shares              25,481,112
Fidelity Short-Term Bond Portfolio*                         2,568,160 shares              22,137,541
Fidelity Disciplined Equity Fund*                             776,732 shares              20,055,219
Fidelity Asset Manager Growth Fund*                           989,752 shares              15,746,948
Fidelity Retirement Money Market Portfolio*                37,219,930 shares              37,219,930
Fidelity Overseas Fund*                                       157,764 shares               5,422,339
Fidelity Asset Manager Income Fund*                           419,145 shares               4,916,573
Fidelity Puritan Fund*                                         82,346 shares               1,550,578
Fidelity Contrafund*                                          138,332 shares               6,801,774
Fidelity Retirement Growth Fund*                              896,525 shares              19,732,527
Fidelity Blue Chip Fund*                                      184,717 shares               9,518,452
Fidelity Equity Income II Fund*                                65,517 shares               1,563,245
Fidelity Spartan U.S. Equity Index Fund*                      108,417 shares               5,075,025
Janus Overseas Fund                                           496,794 shares              13,184,924
Janus Worldwide Fund                                          272,581 shares              15,498,969
N&B Guardian Trust Fund                                        35,906 shares                 420,461
Founders Growth Fund                                          172,987 shares               2,427,013
Employer Stock Fund*                                          573,719 units               15,834,651
                                                                                    -----------------
                                                                                         374,224,947

Loans to participants*                             Loans bearing interest with rates
                                                            between 6.2% and 5.2%         11,559,871
                                                                                    -----------------

TOTAL                                                                                 $  385,784,818
                                                                                    =================

* Indicates party-in-interest to the Plan.

Note: Cost information has not been included above because all investments are participant directed.

                                                                              11